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November 6, 2023

VIA EDGAR

Tyler Howes

Andrew Mew

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2022

Response Dated September 20, 2023

File No. 001-12158

Dear Messrs. Howes and Mew:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), this letter responds to your letter, dated October 5, 2023 (the “Comment Letter”), regarding the above-referenced filing on Form 20-F (the “Annual Report”). Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

1.

We note your response to prior comment 2 including your statement that certain directors are members of the Party Committee of the Company. Please provide us with your analysis with respect to each of your directors, including whether such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP and their respective roles and responsibilities. For example, we note from Item 6 that Wan Tao served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company.

November 6, 2023

Page Two

Response: The Company respectfully advises the Staff that information about the Company’s board members taking positions in the Party is as follows:

Name	Position in CCP Committee of the Company
Wan Tao	Secretary and Member of CCP Committee of the Company
Guan Zemin	Deputy Secretary and Member of CCP Committee of the Company
Du Jun	Member of CCP Committee of the Company
Huang Xiangyu	Member of CCP Committee of the Company

Except for the four directors named above, none of the seven other directors takes any position in the CCP Committee of the Company.

As stated on Page 85 of the Annual Report of the Company, some articles of the Company’s Articles of Association contain provisions relating to the CCP. The directors named above perform their responsibilities as members of CCP Committee of the Company in accordance with such provisions of the Company’s Articles of Association, and are not involved in the CCP’s making of any policy or decision.

In addition, the Company respectfully advises that Wan Tao no longer takes any position in Sinopec Yizheng Chemical Fibre Limited Liability Company.

*  *  *

If you require additional information or have any questions about this letter, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

Sincerely,

/s/ Scott Lesmes
Scott Lesmes

Cc:	Du Jun, Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited